Sequester®

Bioremediation with Sequester®

Creating a safe environment.

The *Cyanobacteria* strains delivered in Sequester® have the functional ability to perform a remarkable number of functions: fix atmospheric nitrogen; decompose organic wastes and residues; detoxify heavy metals, crude oil and gasoline, pesticides, and other xenobiotics; and promote nutrient cycling while suppressing the growth of pathogenic microorganisms in soil and water. *Cyanobacteria* also produce some bioactive compounds such as vitamins, hormones, and enzymes which contribute to plant growth *(Higa, 1991).*

Sequester is highly effective in remediating salt build up in soils. It converts salts into a sable form and support safe removal from the soil. It can replace the practice of flushing soils and with water to drive salts out of the root zone.

When moving to a new home, creating an orchard, or establishing a field, applying Sequester as a bioremediation tool is something to consider not just for functionality but for your safety, as well as family, friends, workers, and pets. When used as part of an eco-friendly management approach, this essential input can clean up soils and assure an improved degree of safety, especially when the history of the site is unknown.

Cyanobacteria are tough as nails, to use a non-scientific term. They easily survive extreme environments such as hot springs, hyper-saline water, freezing environments, and arid deserts (Singh. 2014).

Question: How long does bioremediation take? *Apply Sequester as recommended for 3 - 5 years, of course that actual time required is determined by how much product is applied at any one time. For example, an application of 5-10x the recommended rate will have substantial positive impacts on soil remediation. Increasing from 3oz/1,000 square feet to 24 oz/1,000 square feet can achieve rapid results. If serious soil contamination is suspected, take a soil sample to a certified lab for analysis. When it comes to residential properties, it is better to be safe than sorry.*

Question: How quickly does Sequester® remove salinity? *In the first application significant reductions in salinity have been reported. Apply Sequester as recommended for 1 - 3 years to remediate soils. For faster response, increase the application rate by 5-10x.*

The Sequester® Team!

Biodel AG